Exhibit (a)(1)(H)

[Election Modification Form - Cash]

Office Depot, Inc. Stock Option Exchange Offer	Modification / Correction
Election Modification Form	of Elections

Below is a list of your outstanding eligible stock option grants as of the beginning of the Exchange Offer period that may be surrendered for exchange in the Exchange Offer pursuant to the Offer to Exchange document. Please read this form carefully.

To modify a previous election, place a check mark in either the ”Exchange” or “Do NOT Exchange” box below next to each eligible stock option grant, and then sign indicating that you have read and agree to the Instructions and Agreements Forming Part of the Terms and Conditions of the Offer attached herewith. You are required to make an election for each stock option grant listed below including any grants for which you are not modifying a previous election. Any Election Modification Form submitted without an “Exchange” or “Do NOT Exchange” marked for each eligible stock option grant listed below or without an authorizing signature will not be processed by Office Depot.

Original Stock Option Grants							Exchange Calculation
Grant Date	Expiration Date	Grant Price	Grant Type	Options Granted	Options Exercised	Outstanding Options	Hypothetical Exchange Ratio[1]	Hypothetical New Stock Options[2]	Hypothetical Cash Payout[3]
[Date]	[Date]	[$$]	[ISO/NQ]	[##]	[##]	[##]	[##]	[##]	[$$]

Total:				[##]	[##]	[##]		[##]	[$$]

1)	The hypothetical Exchange Ratio has been calculated based on the fair value of the eligible options and the fair value of the new options using the Black-Scholes Option Pricing Model. It represents the number of outstanding underwater options that approximate the value of a new, at the money stock option.

2)	The number of hypothetical New Stock Options is calculated as follows: Outstanding Options divided by the hypothetical Exchange Ratio, in all cases rounded down to the nearest whole share.

3)	The amount of cash you are eligible to receive is equal to the number of new stock options you would otherwise have been eligible to receive, as calculated under the terms of the Exchange Offer, multiplied by the hypothetical new option fair value of {$X.XXX} per option. These values will be determined according to the final exchange ratios calculated using the Black-Scholes option pricing model which takes into account, among other things, the closing price of Office Depot stock on Friday, June 4, 2010.

In order to change a previously existing election; this Election Modification Form must be completed, signed and received by Office Depot before the expiration deadline of 12:01 a.m., Eastern Time, on Tuesday, June 8, 2010 (or such later date as may apply if the Exchange Offer is extended by Office Depot). IF YOU DO NOT NEED TO CHANGE YOUR PREVIOUSLY SUBMITTED ELECTION FORM, YOU DO NOT NEED TO SUBMIT THIS FORM.

You may modify your election(s) at any time before the expiration of this Exchange Offer. Your final election(s) received before the expiration of the Exchange Offer will supersede any previous election(s).

After completing the Election Modification Form, you may submit your elections to Office Depot in one of the following ways:

1)	You may scan and email the completed and signed Election Modification Form to optionexchange@officedepot.com.

2)	You may fax the completed and signed Election Modification Form to 1-561-438-1285.

Submissions by any other means including hand delivery, inter-office, U.S. mail, or Federal Express will not be accepted.

I acknowledge that I have read and agree to the Instructions and Agreements Forming Part of the Terms and Conditions of the Offer and I wish to make the elections indicated above with respect to the Exchange Offer.

Signed:		Date:
{Name}

Your password for access to www.officedepot.com/options will be your Employee ID: [XXXXXXXX]